Exhibit (a)(1)(viii)

January 8, 2008

To BioForm Medical Employees Eligible for the Stock Option Exchange Program:

There are just 14 days left for you to make your election to participate in the BioForm Medical Stock Option Exchange Program. The offer is scheduled to end at 7:00 p.m. PST on Thursday, January 22, 2009. To participate in the Exchange Program, you must submit your Election Form by that deadline.

You should have received a set of materials explaining the Exchange Program and how to elect to exchange your eligible options, as well as personalized information about your eligible options. Please read the materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate. If you choose to exchange your options, please be sure you submit your Election Form to BioForm Medical, Inc. by one of the following methods:

•	by regular mail to BioForm Medical, Inc., Attn: David Hartley, 1875 South Grant Street, Suite 200, San Mateo, CA 94402;

•	by facsimile to David Hartley at (650) 286-4075;

•	by e-mail, send a signed PDF of the Election Form to David Hartley at dhartley@bioform.com; or

•	by inter-office mail to David Hartley in the San Mateo Office.

Election Forms must be received before 7:00 p.m. PST on Thursday, January 22, 2009.

If you have questions about the Exchange Program, you may send an e-mail to David Hartley at: dhartley@bioform.com or call (650) 286-4035.

The exchange program materials contain important information for employees, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the exchange program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible employees may obtain, free of charge, a written copy of the offering memorandum and other materials by calling David Hartley. at (650) 286-4035 or sending an e-mail to dhartley@bioform.com.